February 14, 2001



Futurus Financial Services, Inc.
Post  Office  Box  1145
Alpharetta,  Georgia  30009


Dear  Investor,

I am happy to announce that due to the positive response we have received about the completion of our offering we have decided to extend the closing date to allow other investors the possibility of participating. Although for regulatory reasons we are formally extending the closing date of our offering to March 16, 2001, it is our intention to have all monies collected and the offering completed by March 2, 2001.

I would also like to announce that the OCC, our primary regulator, approved our request to reduce the amount of capital that we are required to raise for our holding company, Futurus Financial Services, Inc. The new amount is a minimum of $8,000,000 and of that we are required to use $7,500,000 to capitalize Futurus Bank (in organization). This reduction allows us to open the bank sooner and to begin serving our clients.

Finally, let me say how much I appreciate your continued interest in Futurus Financial Services, Inc. and in Futurus Bank (In organization). We look forward to opening the bank during the second quarter and to providing a banking experience for our clients that will set us apart from our competition.

Please do not hesitate to let me know if you have any questions or anytime that any of my associates or I can be of service.

Best  regards,

/s/  William M. Butler

William  M.  Butler
President  and  CEO


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